

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr., Building 14
Stafford, TX 77477

      Re: Greenwich LifeSciences, Inc.
          Registration Statement on Form S-3
          Filed March 25, 2022
          File No. 333-263855

Dear Mr. Patel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gary Guttenberg at (202) 551-6477 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences

cc: Jeffrey Fessler